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                                                            EXHIBIT 2

            IN THE CIRCUIT COURT OF THE FIFTEENTH JUDICIAL CIRCUIT,
                  IN AND FOR PALM BEACH COUNTY, FLORIDA


     THE STATE OF FLORIDA, et al.,

            Plaintiffs,

     v.                                        Civil Action No.
                                               95-1466 AH

     THE AMERICAN TOBACCO
     COMPANY, et al.,

            Defendants.
     _______________________________/

                         SETTLEMENT AGREEMENT

       This Settlement Agreement is made as of this 25th day of August, 1997, by and among the undersigned, and is intended to settle and resolve with finality all present and future civil claims against all parties to this litigation relating to the subject matter of this litigation, which have been or could have been asserted by any of the parties hereto.

            WHEREAS, the State of Florida commenced this action in February, 1995, asserting various claims for monetary and injunctive relief on behalf of the State of Florida against tobacco manufacturers and other defendants;

            WHEREAS, Defendants have contested the claims in Florida's complaint and amended complaints and Plaintiffs have contested the claims in Defendants' counter and cross claims against the Florida Department of Corrections and deny each and every one of the Defendants' allegations;


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            WHEREAS, the State of Florida has, through its
     Governor, the Honorable Lawton M. Chiles, Jr. and its Attorney General, the Honorable Robert A. Butterworth, had a leadership role among the various states in maintaining civil litigation against the tobacco industry and in seeking to forge an unprecedented national resolution of the principal issues and controversies associated with the manufacture, marketing and sale of tobacco products in the United States;

            WHEREAS, through the efforts of the State of Florida and others a June 20, 1997 Memorandum of Understanding and attached Proposed Resolution ("Proposed Resolution") has been agreed to by members of the tobacco industry, state attorneys general, private litigants and representatives of public health groups which would provide for unprecedented and comprehensive regulation of the tobacco industry while preserving the right of individuals to assert claims for compensation;

            WHEREAS, the Proposed Resolution contemplates action by the United States Congress and the President to enact and sign a new federal law with respect to the tobacco industry, which action the tobacco industry has agreed to support and which will require study and analysis by Congress and the President;

            WHEREAS, jury selection in this action commenced on August 1, 1997, and trial of the action is anticipated to last several months and a continuance of such trial could prejudice the State of Florida. The State of Florida and the undersigned defendants have agreed to settle independently the litigation commenced by the State of Florida pursuant to financial terms comparable to the Proposed Resolution, which terms will achieve for Florida immediately the financial benefits it would receive pursuant to the national Proposed Resolution, should it become law;

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       NOW THEREFORE, it is hereby agreed as follows:

     I.     GENERAL PROVISIONS

       A.   JURISDICTION

       The Settling Defendants and Plaintiffs acknowledge that this Court has jurisdiction over the subject matter of this action and over each of the parties to this Settlement Agreement. Jurisdiction is retained by the Court for the purposes of enabling any party to this Settlement Agreement to apply to the Court at any time for further orders and directions as may be necessary and appropriate to implement or enforce this Settlement Agreement, and the parties hereto agree to present any disputes under this Settlement Agreement to this Court.

       Notwithstanding the dismissal of claims provided for herein, the parties hereto agree that the Court will retain jurisdiction over the State of Florida's claims for non-economic injunctive relief provided by the Proposed Resolution. The parties hereto jointly request the Court to set a trial date for the first Monday in August, 1998, or such later date as the Court may direct, said trial to proceed only if the Proposed Resolution or a substantially equivalent federal program has not been enacted. If the Proposed Resolution or a substantially equivalent federal program is not enacted by June 1, 1998, the parties may, with the Court's permission, commence any appropriate pre-trial proceedings relevant to the trial of such issues. If the Proposed Resolution or a substantially equivalent federal program is enacted, any remaining claims shall be dismissed with prejudice.

       B.   APPLICABILITY

       This Settlement Agreement shall be binding upon all Settling Defendants and their successors and assigns in the manner expressly provided for herein and shall inure to their

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     benefit and to that of their respective directors, officers, employees, attorneys, representatives, insurers, suppliers, distributors, agents and of any of their present or former parents, subsidiaries, affiliates, divisions, or other organizational units of any kind. This Settlement Agreement shall be binding on and inure to the benefit of the State of Florida, the named Plaintiffs, their administrators, representatives, employees, officers, agents, legal representatives; all Agencies, Departments, Commissions, and Divisions of the State; all subdivisions, public entities, public corporations, instrumentalities, and educational institutions over which the State has control; and their predecessors, successors and assigns.

       C.   VOLUNTARY AGREEMENT OF PARTIES

       Settling Defendants understand and acknowledge that certain provisions of this Settlement Agreement impose certain requirements on them that could give rise to challenges under federal and State constitutions if the State of Florida unilaterally imposed them. The parties hereto acknowledge and agree that this Settlement Agreement is voluntarily entered into by all parties hereto as the result of arms length negotiations during which all parties were represented by counsel. None of the parties hereto will seek to void this Settlement Agreement based on any constitutional challenge to the provisions contained herein.

       D.   DEFINITIONS

       1. "Plaintiffs" means collectively the Plaintiffs, State of Florida, Lawton M. Chiles, Jr., individually and as Governor of the State of Florida, the Department of Business and Professional Regulation, the Agency for Health Care Administration and the Department of Legal Affairs.

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       2.  "State" or "State of Florida"  means collectively the
     Plaintiffs, State of Florida, Lawton M. Chiles, Jr., individually and as Governor of the State of Florida, the Department of Business and Professional Regulation, the Agency for Health Care Administration, and the Department of Legal Affairs, all of its officers acting in their official capacities and any other department, subdivision or agency of the State, regardless of whether a named Plaintiff.

       3. "Settling Defendants" means those Defendants in this Action that are signatories to this Settlement Agreement.

       4. "Non-Settling Defendants" means those Defendants that are not signatories to this Settlement Agreement.

       5.  "Market Share" means, for each year, a Settling
     Defendant's respective share of sales of cigarettes for consumption in the United States.

       6. "Tobacco Products" shall be defined in the same manner as in the Food and Drug Administration Rule and shall include Roll-Your-Own, Little Cigars and Fine Cut.

       7. "Billboards" includes billboards, as well as all signs and placards in arenas and stadia, whether open-air or enclosed. "Billboards" does not include: (1) any advertisements placed on or outside the premises of retail establishments licensed to sell Tobacco Products or any retail point-of-sale; and (2) billboards or advertisements in connection with the sponsorship by the Settling Defendants of any entertainment, sporting or similar event, such as NASCAR, that appears in the State of Florida as part of a national or multi-state tour.

       8. "Transit Advertisements" means advertising on private or public vehicles and all advertisements placed at, on or within any bus stop, taxi stand, waiting area, train station, airport or any similar location.

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       9.  "Final Approval" means the date on which all of the
     following shall have occurred:

       a.   The Settlement Agreement is approved by the Court;

       b. Entry is made of an order of dismissal of claims or a final judgment as provided herein; and

       c. The time for appeal or to seek permission to appeal from the Court's approval as described in (a) hereof, and entry of such final judgment or order of dismissal as described in (b) hereof has expired or if appealed, the appeal has been dismissed or the approval and judgment or order have been affirmed by the court of last resort to which such appeal has been taken and such affirmance has become no longer subject to further appeal or review.

     II.    OBLIGATIONS OF PARTIES

       A.  NON-MONETARY PROVISIONS

       1. Elimination of Billboards and Transit Advertisements. Settling Defendants agree to discontinue all Billboards and Transit Advertisements of Tobacco Products in the State of Florida. Settling Defendants agree to exercise their best efforts in cooperation with the State of Florida to identify all Billboards that are located within 1000 feet of any public or private school or playground in the State of Florida. Settling Defendants will remove such Tobacco Product advertisements (leaving the space unused or used for advertising unrelated to Tobacco Products) or, at the option of the State of Florida, will allow the State of Florida, at its expense, to substitute for the remaining term of the contract alternative advertising intended to discourage the use of Tobacco Products by children under the age of 18. Settling Defendants agree to provide the State of Florida with a preliminary list of the location of all Billboards and Stationary

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     Transit Advertisements within 30 days from the date of execution of this Settlement Agreement, such list to be finalized within an additional 15 days, and to remove all Billboards and Transit Advertisements for Tobacco Products within the State of Florida at the earlier of the expiration of applicable contracts or 4 months from the date the final list is supplied to the State of Florida. The parties hereto also agree to cooperate to secure the expedited removal of up to 50 Billboards or stationary Transit Advertisements designated by the State of Florida, within 30 days after their designation.

       Each Settling Defendant shall provide the Court and the Attorney General, or his designee, with the name of a contact person to whom Plaintiffs may direct inquiries during the time such Billboards and Transit Advertisements are being eliminated, from whom the Plaintiffs may obtain periodic reports as to the progress of their elimination and who will be responsible for ensuring that appropriate action is taken to remove any Billboards that have not been timely eliminated.

       2.  Support of Legislation and Rules.  Following Final
     Approval of this Settlement Agreement, Settling Defendants agree to support legislative initiatives to enact new laws and administrative initiatives to promulgate new rules intended to effectuate the following:

       a. The prohibition of the sale of cigarettes in vending machines, except in adult-only locations and facilities;

       b. The strengthening of civil penalties for sales of Tobacco Products to children under the age of 18, including the suspension or revocation of retail licenses; and

       c. The strengthening of civil penalties for possession of Tobacco Products by children under the age of 18.

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       3.  Document Disclosure.  Settling Defendants and the State
     of Florida agree to cooperate to secure the expedited review of any decisions issued prior to the date of this Settlement Agreement regarding the inapplicability of any assertion of privilege with respect to documents or other material. The documents covered by this provision are those documents and materials which have been presented to the Special Master, the Honorable R. William Rutter, Jr., and as to which a Report and Recommendation has been issued requiring the disclosure and production of such documents or materials, for whatever reason.

       B.   MONETARY PROVISIONS

       1. Initial Payment -- General. On or before September 15, 1997, Settling Defendants shall, pursuant to a mutually acceptable Escrow Agreement, cause to be paid into a special escrow account (the "Escrow Account"), for the benefit of the State of Florida, to be held in escrow pending Final Approval, the sum of $550 million; that being Plaintiffs' good faith estimate of the portion Florida would receive of the $10 billion payment provided for in Paragraph A on page 34 of the June 20, 1997 Memorandum of Understanding and attached Proposed Resolution.

       2.  Initial Payment -- Pilot Program.  In support of
     Florida's demonstrated commitment to the meaningful and immediate reduction of the use of Tobacco Products by children under the age of 18, Settling Defendants also agree to support a pilot program (the "Pilot Program") by the State of Florida, the elements of which shall be aimed specifically at the reduction of the use of Tobacco Products by persons under the age of 18 years. Accordingly, on or before September 15, 1997, the Settling Defendants shall, pursuant to the Escrow Agreement, cause to be paid into a second special escrow account (the "Second Escrow Account"), for the benefit of the State of

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     Florida, to be held in escrow pending Final Approval of this
     Settlement Agreement, the sum of $200 million. The Pilot Program will commence upon Final Approval of this Settlement Agreement and last for a 24-month period following such date. The $200 million amount payable by Settling Defendants in support of the Pilot Program shall be used only after approval by the Court and at the rate of approximately $100 million per 12-month period for general enforcement, media, educational and other programs directed to the underage users or potential underage users of Tobacco Products, but shall not be directed against the tobacco companies or any particular tobacco company or companies or any particular brand of Tobacco Products.

       3. Annual Payments. On September 15, 1998, (subject to adjustment for actual market share by January 30, 1999), and annually thereafter, on December 31st (subject to final adjustment within 30 days), each of the Settling Defendants agrees, severally and not jointly, that it shall cause to be paid into a special account for the benefit of the State of Florida (the "Account"), pro rata in proportion equal to its respective Market Share, its share of 5.5% of the following amounts (in billions):

         Year      1     2     3     4     5     6    thereafter

         Amount   $4B  $4.5B  $5B  $6.5B $6.5B  $8B      $8B


     The payments made to the Account by the Settling Defendants pursuant to the calculation set forth in this paragraph shall be adjusted upward by the greater of 3% or the Consumer Price Index applied each year on the previous year, beginning with the first annual payment. Such Payments will also be decreased or increased, as the case may be, in accordance with decreases or increases in volume of domestic tobacco product volume sales as provided in Paragraph B.5 on pages 34-35 of the Proposed Resolution. Any payment pursuant to this paragraph that is due

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     to be paid before Final Approval of this Settlement Agreement shall be paid into the Escrow Account and shall be disbursed only as provided by the terms of the Escrow Agreement. On September 15, 1998, Settling Defendants shall pay $220 million without any adjustment, that being Settling Defendants' and the State's best estimate of the first such annual payment (in respect of 1998).

      4. Use of Funds. The monies received under this Settlement Agreement constitute not only reimbursement for Medicaid expenses incurred by the State of Florida, but also settlement of all of Florida's other claims, including those for punitive damages, RICO and other statutory theories. In consonance with the Proposed Resolution, other than the Pilot Program and legal expense reimbursement, the parties hereto anticipate that funds provided hereunder, only after approval by the Court, will be used for children's health care coverage and other health-related services, to reimburse the State of Florida for medical expenses incurred by the State, for mandated improvements in State enforcement efforts regarding the reduction of sales of Tobacco Products to minors, and to ensure the Proposed Resolution's performance targets. The funds provided hereby may be used for such purposes as the State match required to draw federal funds to provide children's health care coverage and for enhancement of children's and adolescents' substance abuse services, substance abuse prevention and intervention and children's mental health services.

       5. Adjustments in Event of Federal Resolution. In the event that the Proposed Resolution is enacted as federal legislation, or if any substantially equivalent federal program is enacted, the settlement provided herein shall remain in place, but the terms of such Proposed Resolution or federal program shall supersede the provisions of this Settlement Agreement,

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     except for the Pilot Program and to the extent that the parties hereto have otherwise expressly agreed. In order to provide the Settling Defendants with a full credit for all payments made hereunder pursuant to paragraphs II.B.1 and II.B.3 of this Settlement Agreement in the event of the enactment of the Proposed Resolution or substantially equivalent federal program, and to the extent that the payments made pursuant to paragraphs II.B.1 and II.B.3 of this Settlement Agreement shall differ from the amounts to be received by the State of Florida pursuant to such Proposed Resolution or substantially equivalent federal program, the parties hereto shall take whatever steps are necessary to ensure that the principal amount of payments received by the State of Florida will be the same as the amounts it would receive pursuant to the Proposed Resolution or substantially equivalent federal program.

       C.   DISMISSAL, WAIVER AND RELEASE OF CLAIMS

       1. Dismissal of Plaintiffs' Claims. Upon approval of this Settlement Agreement by the Court, Plaintiffs shall dismiss, with prejudice as to Settling Defendants (including their parents and affiliates), and without prejudice as to other Non-Settling Defendants, all claims in this Action, except to the extent such claims seek non-economic injunctive relief provided by the Proposed Resolution. In the event any Non-Settling Defendants agree to comply with the non-economic terms contained in this Settlement Agreement, Plaintiffs shall dismiss with prejudice all claims against any such Non-Settling Defendants, except to the extent such claims seek non-economic injunctive relief provided by the Proposed Resolution.

       2.  Plaintiffs' Waiver and Release.  On the Final Approval
     Date, the State of Florida shall release and forever discharge all Defendants and their present and former parents, subsidiaries, divisions, affiliates, officers, directors, employees, representatives, insurers, agents,

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     attorneys and distributors (and the predecessors, heirs, executors, administrators, successors, and assigns of each of the foregoing) (the "Released Parties"), from any and all manner of civil claims, demands, actions, suits, and causes of action, damages whenever incurred, liabilities of any nature whatsoever, including costs, expenses, penalties and attorneys' fees
     ("Claims"), known or unknown, suspected or unsuspected, accrued or unaccrued, whether legal, equitable or statutory, both past, as to any claims that were or could have been made in this action or any comparable federal action, and as to the future, as to all Claims directly or indirectly based on, arising out of or in any way related to, in whole or in part, the use of or exposure to Tobacco Products manufactured in the ordinary course of business, that the State of Florida (including any of its past, present or future agents, officials acting in their official capacities, legal representatives, agencies, departments, commissions, divisions, subdivisions (political and otherwise), public entities, corporations, instrumentalities, and educational institutions, and whether or not any such person or entity participates in the settlement), whether directly, indirectly, representatively, derivatively or in any other capacity, ever had, now has or hereafter can, shall or may have (hereinafter, collectively, the "Released Claims"). Notwithstanding any provision herein, Plaintiffs do not release the claims for non-economic relief reserved under this Settlement Agreement, and Defendants retain all defenses thereto.

       The State of Florida hereby covenants and agrees that it shall not, hereafter, sue or seek to establish civil liability against any Released Party based, in whole or in part, upon any of the Released Claims. The State of Florida agrees that this covenant and agreement shall be a complete defense to any such civil action or proceeding; provided, however, that those Non-Settling Defendants which are not parents or affiliates of the Settling Defendants shall be entitled

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     to the foregoing release and covenant not to sue only upon their assent to comply with the non-economic provisions of this Settlement Agreement and the Waiver of Claims.

       3.  Settling Defendants' Waiver and Dismissal of Claims.
     Upon Final Approval, Settling Defendants shall waive any and all claims against any of the Plaintiffs in this action including the State, or against any of their officers, employees, agents, counsel, witnesses (fact or expert), whistle-blowers or contractors, relating to or in connection with this litigation and shall dismiss, with prejudice, any pending claims or actions against such persons or entities that arise out of this litigation of this lawsuit.

     IV.    MOST FAVORED NATION

       The Settling Defendants agree that if they enter into any future pre-verdict settlement agreement of other litigation brought by a non-federal governmental plaintiff on terms more favorable to such governmental plaintiff than the terms of this Settlement Agreement (after due consideration of relevant differences in population or other appropriate factors), the terms of this Settlement Agreement will be revised so that the State of Florida will obtain treatment at least as relatively favorable as any such non-federal governmental entity.

     V.     COSTS AND FEES

       On or before September 30, 1997, the Settling Defendants shall cause to be paid to the Attorney General of Florida $10 million for the best estimate of costs and expenses attributable to his office and other appropriate state agencies or entities in connection with this litigation (cost for public employees shall be at prevailing market rates); and on or before September 30, 1997, the Settling Defendants shall further cause to be paid $12 million to the Plaintiffs' private counsel for their best estimate of their costs and expenses. Thereafter the Attorney General's

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     Office, the appropriate state entities and Florida's private counsel shall provide the Settling Defendants with an appropriately documented statement of their costs and expenses. The Settling Defendants shall promptly pay the amount of such costs and expenses in excess of the above $22 million, or shall receive a refund or a credit against other payments due hereunder if the total of such costs and expenses shall be less than $22 million. Any dispute as to the nature or amount of reimbursable costs and expenses shall be decided with finality by the persons selected to award fees, as provided below.

       Settling Defendants agree to pay, separately and apart from the above, reasonable attorneys' fees to private counsel. If the Proposed Resolution or substantially equivalent federal program is enacted, the amount of such fees will be set by a panel of independent arbitrators with finality, subject to an appropriate annual cap on all such payments and other conditions. In the absence of any such legislation enacting the Proposed Resolution or a substantially equivalent federal program, attorneys' fees in connection with this litigation will be awarded in the same manner (subject to the appropriate annual cap and other conditions) by three independent arbitrators selected by the parties hereto.

       In addition to the foregoing, in the event of the enactment of the Proposed Resolution or other substantially equivalent federal program, the parties hereto contemplate that the State of Florida and any other similar state which has made an exceptional contribution to secure the resolution of these matters may apply to the panel of independent arbitrators for reasonable compensation for its efforts in securing the Proposed Resolution, subject to an appropriate separate annual cap on all such payments.

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     VI.    MISCELLANEOUS

       A. HEADINGS. The headings of the paragraphs and sections of this Settlement Agreement are not binding and are for reference only and do not limit, expand, or otherwise affect the contents of this Settlement Agreement.

       B. NO ADMISSION. This Settlement Agreement and any proceedings taken hereunder are not intended and shall not in any event be construed as, or deemed to be, an admission or concession or evidence of any liability or any wrongdoing whatsoever on the part of any party or any Released Party. The parties hereto and Released Parties specifically disclaim and deny any liability or wrongdoing whatsoever with respect to the allegations and claims asserted against them in this action and enter into this Settlement Agreement solely to avoid the further expense, inconvenience, burden and uncertainty of litigation.

       C. NON-ADMISSIBILITY. These settlement negotiations have been undertaken by the parties in good faith and for settlement purposes only, and neither this Settlement Agreement nor any evidence of negotiations hereunder, shall be offered or received in evidence in this Action, or any other action or proceeding, for any purpose other than in an action or proceeding arising under this Settlement Agreement.

       D. AMENDMENT. This Settlement Agreement may be amended only by a writing executed by all signatories hereto and any provision hereof may be waived only by an instrument in writing executed by the waiving party. The waiver by any party of any breach of this Settlement Agreement shall not be deemed to be or construed as a waiver of any other breach, whether prior, subsequent, or contemporaneous, of this Settlement Agreement.

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       E.   COOPERATION.  The parties to this Settlement Agreement
     and their attorneys agree to use their best efforts and to cooperate with each other to cause this Settlement Agreement to become effective, to obtain all necessary approvals, consents and authorizations, if any, and to execute all documents and to take such other action as may be appropriate in connection therewith. The parties hereto may agree, without further order of the Court, to reasonable extensions of time to carry out any of the provisions of this Settlement Agreement.

       F. GOVERNING LAW. This Settlement Agreement shall be governed by the law of the State of Florida.

       G. CONSTRUCTION. None of the parties hereto shall be considered to be the drafter of this Settlement Agreement or any provision hereof for the purpose of any statute, case law or rule of interpretation or construction that would or might cause any provision to be construed against the drafter hereof.

       H. INTENDED BENEFICIARIES. This Action was brought by the State of Florida, through its Governor and Attorney General, to recover certain monies and to promote the health and welfare of the people of Florida. No portion of this Settlement Agreement shall provide any rights to, or be enforceable by, any person or entity that is not a party hereto or a Released Party.

       I. COUNTERPARTS. This Settlement Agreement may be executed in counterparts. Facsimile or photocopied signatures shall be considered as valid signatures as of the date hereof, although the original signature pages shall thereafter be appended to this Settlement Agreement.

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     ENTERED INTO THIS 25th DAY OF AUGUST, 1997.

     WEST PALM BEACH,
     STATE OF FLORIDA



     By:


      /s/ Lawton Chiles                  /s/ Robert A. Butterworth
     ---------------------------         ----------------------------
     Lawton M. Chiles, Jr.,               Robert A. Butterworth,
     Governor                             Attorney General




     PHILIP MORRIS INCORPORATED           R.J. REYNOLDS TOBACCO COMPANY

     By:                                  By:


     /s/ Meyer G. Koplow                  /s/ Arthur F. Golden
     ----------------------------         --------------------------




     BROWN & WILLIAMSON TOBACCO           LORILLARD TOBACCO COMPANY
     CORPORATION

     By:                                  By:


     /s/ Arthur F. Golden                 /s/ Meyer G. Koplow
     ----------------------------         --------------------------




     UNITED STATES TOBACCO COMPANY

     By:


     /s/ Meyer G. Koplow
     ----------------------------